Mercedes-Benz Auto Receivables Trust 2024-1
Investor Report

Collection Period Ended   31-Aug-2024

Amounts in USD

Dates

Collection Period No.	8			
Collection Period (from... to)	1-Aug-2024	31-Aug-2024		
Determination Date	12-Sep-2024			
Record Date	13-Sep-2024			
Distribution Date	16-Sep-2024			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Aug-2024	16-Sep-2024	Actual/360 Days	32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2024	15-Sep-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,700,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	244,500,000.00	219,957,892.53	200,274,719.68	19,683,172.85	80.503774	0.819120
Class A-2B Notes	244,500,000.00	219,957,892.54	200,274,719.68	19,683,172.86	80.503774	0.819120
Class A-3 Notes	476,600,000.00	476,600,000.00	476,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	98,010,000.00	98,010,000.00	98,010,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,359,310,000.00**	**1,014,525,785.07**	**975,159,439.36**	**39,366,345.71**		
Overcollateralization	34,856,681.09	34,854,167.03	34,854,167.03			
Adjusted Pool Balance	1,394,166,681.09	1,049,379,952.10	1,010,013,606.39			
Yield Supplement Overcollateralization Amount	65,292,162.27	49,141,039.91	47,317,203.14			
Pool Balance	**1,459,458,843.36**	**1,098,520,992.01**	**1,057,330,809.53**			

	Amount	Percentage
Initial Overcollateralization Amount	34,856,681.09	2.50%
Target Overcollateralization Amount	34,854,167.03	2.50%
Current Overcollateralization Amount	34,854,167.03	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	5.060000%	927,489.11	3.793411	20,610,661.96	84.297186
Class A-2B Notes	5.723530%	1,119,053.86	4.576907	20,802,226.72	85.080682
Class A-3 Notes	4.800000%	1,906,400.00	4.000000	1,906,400.00	4.000000
Class A-4 Notes	4.790000%	391,223.25	3.991667	391,223.25	3.991667
Total		**$4,344,166.22**		**$43,710,511.93**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	39,105,918.14	(1) Total Servicing Fee	915,434.16
Interest Collections	7,214,915.55	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	474,754.31	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	608,883.00		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	4,344,166.22
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	199,141.21	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**47,603,612.21**	(6) Regular Principal Distributable Amount	39,366,345.71
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**47,603,612.21**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,977,666.12
		Total Distribution	**47,603,612.21**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	915,434.16	915,434.16	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,344,166.22	4,344,166.22	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	927,489.11	927,489.11	0.00
thereof on Class A-2B Notes	1,119,053.86	1,119,053.86	0.00
thereof on Class A-3 Notes	1,906,400.00	1,906,400.00	0.00
thereof on Class A-4 Notes	391,223.25	391,223.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,344,166.22	4,344,166.22	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	39,366,345.71	39,366,345.71	0.00
Aggregate Principal Distributable Amount	39,366,345.71	39,366,345.71	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,485,416.70
Reserve Fund Amount - Beginning Balance	3,485,416.70
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	14,777.11
minus Net Investment Earnings	14,777.11
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,485,416.70
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	14,777.11
Net Investment Earnings on the Collection Account	184,364.10
Investment Earnings for the Collection Period	199,141.21

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,459,458,843.36	29,733
Pool Balance beginning of Collection Period	1,098,520,992.01	24,734
Principal Collections	21,821,362.29	
Principal Collections attributable to Full Pay-offs	17,284,555.85	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,084,264.34	
Pool Balance end of Collection Period	1,057,330,809.53	24,047
Pool Factor	72.45%	

	As of Cutoff Date	Current
Weighted Average APR	7.74%	7.86%
Weighted Average Number of Remaining Payments	60.69	52.41
Weighted Average Seasoning (months)	8.92	17.32

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,043,678,833.41	23,819	98.71%
31-60 Days Delinquent	9,590,836.21	159	0.91%
61-90 Days Delinquent	2,924,894.33	53	0.28%
91-120 Days Delinquent	1,136,245.58	16	0.11%
Total	1,057,330,809.53	24,047	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.384%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,084,264.34	48	19,255,746.36	417
Principal Net Liquidation Proceeds	472,027.16		7,934,327.28	
Principal Recoveries	584,032.73		2,622,777.84	
Principal Net Loss / (Gain)	1,028,204.45		8,698,641.24	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	1.145%
Prior Collection Period	1.671 %
Second Prior Collection Period	1.486 %
Third Prior Collection Period	1.384 %
Four Month Average	1.421%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.596%
Average Net Loss / (Gain)	20,860.05

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.